Ernst & Young LLP
Chartered Accountants
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P.O. Box 10101
Vancouver, British Columbia V7Y 1C7

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Fax: 604 643 5422
ey.com/ca

British Columbia Securities Commission
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Vancouver, BC, V7Y 1L2

7 August 2009

Alberta Securities Commission
300 5th Avenue SW, Suite 400
Calgary, AB, T2P 3C4

TSX Venture Exchange
650 West Georgia Street, 27th Floor
Vancouver, BC, V6B 4N9

Dear Sirs/Mesdames:

CIBT Education Group Inc. (the "Company")
Notice of Change of Auditor

We have read the notice of change of auditor of the Company (the **"Notice"**) dated July 27, 2009 delivered to us pursuant to National Instrument 51-102. We report that with respect to the statements contained in the Notice, we are not aware of any inaccuracies contained in the Notice and that:

1. we have no basis to agree or disagree with the statement that the board of directors of the Company has considered and approved the resignation of Ernst & Young LLP, Chartered Accountants and the appointment of Deloitte & Touche LLP, Chartered Accountants as successor auditor; and

2. we agree that there have been no "reportable events" as defined in National Instrument 51-102 or reservations contained in the financial statements prepared by us during the two most recently completed financial years of the Company.

Yours truly,

Ernst & Young LLP

ERNST & YOUNG LLP